Mission NewEnergyLimited
One Mission : One Energy : NewEnergy

Interim Financial Report for the Half Year ended

31 December 2016

Table of Contents

Directors’ report 2
Lead Auditor’s Independence Declaration 1
Condensed Consolidated statement of profit or loss and other comprehensive income  2
Condensed Consolidated statement of financial position 4
Condensed Consolidated statement of changes in equity 1
Condensed Consolidated statement of changes in equity 2
Condensed Consolidated statement of cash flows 1
Condensed notes to the consolidated interim financial statements 2
Directors’ declaration 4
Independent review report to the members of Mission NewEnergy Ltd 5

Directors’ report

The Director’s present their report together with the consolidated interim financial report for the six months ended 31 December 2016 and the review report thereon.
Directors
The Director’s of the Company at anytime during or since the end of the interim period are:
Name
Period of directorship
Non-executive
Datuk Zain Yusuf (Chairman)	Chairman since 1 July 2014. Director since 24 January 2006.
Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	Director since 25 June 2009
Mohd Azlan bin Mohammed	Director since 15 September 2014
Executive
Dato’ Nathan Mahalingam (Group Chief Executive Officer)	Director since 17 November 2005
Mr Guy Burnett (Chief Financial Officer)	Director since 6 April 2009
Mr James Garton (Head of Corporate Finance)	Director since 1 July 2014
Review of operations
Summary of results
Revenue for the consolidated group amounted to $5,697 (2015: $18,233). Net loss of the consolidated group from continuing operations, after providing for interest, impairment, depreciation, amortisation and income tax amounted to $4,938,767 (2015: $1,387,702 loss). The current periods loss includes an impairment of the investment in associate company of $3,608,038.

Dividends Paid or Recommended
No dividends have been paid or declared for payment.

Review of Operations
Corporate
On 5 December 2016, the Company announced that it had entered into a Heads of Agreement to acquire the business operations of the AUS Group (“AUS”, “VENDORS”), a leading manufacturer of building materials products in Australia. Key highlights about the group are:
●
Acquisition of 100% of business units of AUS by issuance of Shares in Mission and cash
●
30 year old Australian Manufacturing and Distribution Company
●
Unaudited revenue of approximately $28 million in FY2016
●
Well Positioned for future growth as a diversified manufacturer with barriers to import competition
●
This transaction constitutes a reverse takeover and it is expected that MBT shareholders shall be diluted by approximately 90%.
o
the transaction requires security holder approval under the Listing Rules and therefore may not proceed if that approval is not forthcoming;
o
MBT is required to re-comply with ASX’s requirements for admission and quotation and therefore the transaction may not proceed if those requirements are not met;
o
ASX has an absolute discretion in deciding whether or not to re-admit the entity to the official list and to quote its securities and therefore the transaction may not proceed if ASX exercises that discretion.
●
Transaction subject to conditions precedent by both MBT and AUS
●
MBT Board and management shall materially change at the discretion of AUS group
●
The business units include Polyurethane Chemicals and Coatings, Insulation foams, Polystyrene foam and CUPOLEX® structural domes. These business units provide a vertically integrated platform for the manufacture and distribution of products from three manufacturing locations in Australia, and sales and distribution operations in Australia and New Zealand. AUS’s business unit, CUPOLEX® a product, for which it holds the distribution rights for Australia, New Zealand, India, South Africa & Pacific Rim. CUPOLEX® provides a cost effective and environmentally friendly alternative to traditional concrete slab construction.
About the Proposed Transaction
The transaction will involve Mission wholly acquiring the business operations of AUS with consideration comprising the issue of shares in Mission and the provision of cash, more commonly known as a reverse merger (“RTO”).
The RTO shall be effected by completion of a funding round and compliance with relevant ASX listing rules. A shareholder notice of meeting and prospectus will be issued by Mission with the basic resolutions to:
●
Dispose of Mission’s two subsidiaries, Mission Biofuels Sdn Bhd and M2 Capital Sdn Bhd, with all net distributable proceeds to be distributed to Mission’s existing Shareholders
●
Change of Directors and Executives
●
Change of Company Name
●
Change of ASX Code
●
Capital Raise target of A$17 million
●
Consolidation of existing MBT Shares
●
Change of nature of business and compliance with the market trading rules upon commencement of trading of the new vehicle on the ASX.
In the event that the transaction is not completed Mission may be required to re-comply with ASX listing rules in any event.

Shareholder Approval
The acquisition, capital raising and number of other items concerning the transaction are subject to shareholder approval, including approval for a significant change to the nature and scale of Missions activities as per ASX Chapter 11. A notice of general meeting containing further details of the approvals being sought will be released to shareholders. The board of directors of MBT is unanimous in its support of the revised corporate strategy and the acquisition of the AUS business operations and each director intends to vote in favour of the resolutions contemplated in respects to their shareholding.
As at the date of this report, both the Aus Group and the Mission Group are working towards completing the conditions precedent, which include:
●
The completion of a re-structure of AUS business operations and a pre-RTO funding round by AUS to meet immediate growth working capital requirements. This restructure and pre-funding shall be at the sole discretion of AUS and shall not require any action by MBT.
●
The completion of shareholder and ASX approval by Mission, sale of Joint Venture investment and completion of due diligence.

Biodiesel feedstock Segment
The Group owns 100% of M2 Capital Sdn Bhd, a Malaysian subsidiary, which owns a 20% stake in FGV Green Energy Sdn Bhd (FGVGE), a refinery joint venture company. The joint venture partners are Felda Global Ventures Holdings Berhad, the world’s largest palm oil producer, and Benefuels, a US based company with a ground breaking disruptive and patented technology process that allows refineries to be operated using substantially lower cost feedstock. As part of the aforementioned RTO announced to the market in December 2016, the Group is required to dispose of the shares held in the Joint Venture Company. The accounting standards require assets held for sale to be separately disclosed on balance sheet with the value of the investment into the joint venture company to be accounted for at the lower of carrying value or fair value less costs to sell.
In assessing the carrying value of the investment, the following factors were considered by the Directors:
o
Mission does not hold a refining asset, however it holds a 20% share in the refining JV,
o
This refining JV is not a listed publically traded entity with a readily determinable share price, nor is there a ready market to sell the 20% holding,
o
Mission does not have the voting or management rights to force any actions on the JV company, (be that to commence refurbishment, sell the asset as a going concern or for sell for scrap value),
o
Should the JV company require further equity funding to undertake the refurbishment the group has insufficient current cash proceeds to protect its equity position and hence our shareholding position would likely be diluted.
Given that the Group has entered into this agreement in December 2016 which requires the sale of its 100% stake in M2 Capital, which owns the 20% stake in the JV company and the delays being experienced with the project, management has been unsuccessful to date in disposing of the investment, however continues to actively seek buyers. Accordingly the Directors have deemed it prudent to impair the carrying value of the investment to NIL. Should the Group sell the refinery an impairment reversal is expected to be recognised in the financial records of the Group.
During the six months to December 2016, an amount retained by FGVGE (A$1.06 million) on the sale of the refinery by the Group, was released, and under the terms of the Convertible note settlement of that time, the same amount was paid to noteholders.
Financial Position
The Group showed a loss for the six months ended 31 December 2016 of $ 4,938,767 (2015: $1,387,702 loss), a current assets less current liability surplus of $358,137 (30 June 2016: $1,116,600) and a net asset surplus of $360,167 (30 June 2016: surplus $4,765,266) at balance date. The Group’s net cash used in operating activities for the six months ended 31 December 2016 was $831,911 (2015: used $1,266,058).
Subsequent Events
There have been no significant subsequent events up until the date of signing this financial report.
Significant Changes in State of Affairs
Other than what is described above, there have been no significant changes to the state of affairs up to the date of signing this financial report.
Lead auditor’s independence declaration
The lead auditor’s independence declaration is set out on page 6 and forms part of the Directors’ Report for the six months ended 31 December 2016.

Dated at Perth this 28th day of February 2017.
Signed in accordance with a resolution of the Directors:
_______________________________
Dato’ Nathan Mahalingam
Managing Director

Mission NewEnergy Ltd
Lead Auditor’s Independence Declaration

Tel: +61 8 6382 4600 Fax: +61 8 6382 4601 www.bdo.com.au	38 Station Street Subiaco, WA 6008 PO Box 700 West Perth WA 6872 Australia

DECLARATION OF INDEPENDENCE BY WAYNE BASFORD TO THE DIRECTORS OF MISSION NEWENERGY LIMITED
As lead auditor for the review of Mission NewEnergy Limited for the half-year ended 31 December 2016, I declare that, to the best of my knowledge and belief, there have been:
1. No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and
2. No contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Mission NewEnergy Limited and the entity it controlled during the period.

Wayne Basford
Director
BDO Audit (WA) Pty Ltd
Perth, 28 February 2017

Condensed Consolidated statement of profit or loss and other comprehensive income
For the six months ended on 31 December 2016
	Note	31.12.2016	31.12.2015
Continuing operations
Sale of goods		-	-
Other revenue	5	5,697	18,233
Total revenue		5,697	18,233
Employee benefits expense		(437,593)	(571,689)
Net foreign exchange (loss)/gain		(553,658)	(231,113)
Asset sale/plant expenses		-	(141,087)
Travel expenses		(60,905)	(120,850)
Shareholder expenses		(32,856)	(13,350)
Other expenses from ordinary activities		(205,083)	(1,036)
Rental expenses		(7,908)	(194,469)
Impairment of investment in associate	11	(3,608,038)	-
Depreciation and amortisation		(250)	(4,850)
(Loss)/Profit from operations before income tax		(4,900,593)	(1,260,211)
Income tax (expense)/benefit		-	-
Net (Loss)/Profit for the period		(4,900,593)	(1,260,211)
Share of net loss of associate accounted for using the equity method		(38,173)	(127,491)
(Loss)/Profit for the year		(4,938,767)	(1,387,702)
Attributable to:
Members of the parent		(4,938,767)	(1,387,702)
Non-controlling interests		-	-

Mission NewEnergy Ltd

Condensed Consolidated statement of profit or loss and other comprehensive income (contd.)
For the six months ended on 31 December 2016
	31.12.2016	31.12.2015

Profit / (Loss) for the period	(4,938,767)	(1,387,702)
Other comprehensive income Items that will be realised through profit or loss: Exchange differences on translating foreign operations	(533,667)	(218,171)
Other comprehensive (loss)/income for the period net of tax	(533,667)	(218,171)
Total comprehensive (loss)/income for the period	(5,472,434)	(1,605,873)
Attributable to owners of the parent	(5,472,434)	(1,605,873)
Attributable to non-controlling interests	-	-
Comprehensive (loss)/income from Continuing Operations	(5,472,434)	(1,605,873)

Earnings per share from continuing operations attributable to the ordinary equity holders of the parent:
Basic earnings/(loss) per share (dollars)	6	(0.12)	(0.13)
Diluted earnings/(loss) per share (dollars)	6	(0.12)	(0.13)

Earnings per share from profits attributable to the ordinary equity holders of the parent:
Basic earnings/(loss) per share (dollars)	6	(0.12)	(0.13)
Diluted earnings/(loss) per share (dollars)	6	(0.12)	(0.13)

The accompanying notes form part of this financial report

Mission NewEnergy Ltd

Condensed Consolidated statement of financial position
As at 31 December 2016
	Note	31.12.2016	30.06.2016
CURRENT ASSETS
Cash and cash equivalents		548,693	1,400,538
Trade and other receivables		620	1,117,594
Assets held for sale	11		-
Other assets		42,062	4,166
Total current assets		591,375	2,522,298
NON-CURRENT ASSETS
Property, plant and equipment		2,030	2,455
Investments accounted for using the equity method		-	3,646,211
Total non-current assets		2,030	3,648,666
TOTAL ASSETS		593,405	6,170,964
CURRENT LIABILITIES
Trade and other payables		45,093	104,157
Short-term provisions		188,145	1,301,541
Total current liabilities		233,238	1,405,698
TOTAL LIABILITIES		233,238	1,405,698
NET ASSETS / (LIABILITIES)		360,167	4,765,266

EQUITY
Issued capital	7	523,197	523,197
Reserves		1,738,466	1,204,799
Accumulated profit		(1,901,496)	3,037,270
TOTAL EQUITY		360,167	4,765,266
The accompanying notes form part of this financial report

Mission NewEnergy Ltd

Condensed Consolidated statement of changes in equity
For the six months ended 31 December 2016
Consolidated Group	Ordinary Share Capital	Accumulated Profit / (loss)	Share Based Payment Reserve	Foreign Currency Translation Reserve	Non-controlling Interests	Total
1 July 2016	523,197	3,037,270	150,000	1,054,799	-	4,765,266
Profit (loss) attributable to members of the Group	-	(4,900,593)	-	-	-	(4,900,593)
Share of net profit of associate accounted for using the equity method	-	(38,173)	-	-	-	(38,173)
Other comprehensive income/(loss) for the period	-	-	-	533,667	-	533,667
Total comprehensive income	523,197	(1,901,496)	150,000	1,588,466	-	360,167
31 December 2016	523,197	(1,901,496)	150,000	1,588,466	-	360,167

Mission NewEnergy Ltd

Condensed Consolidated statement of changes in equity
For the six months ended 31 December 2015
Consolidated Group	Ordinary Share Capital	Accumulated Profit / (loss)	Share Based Payment Reserve	Foreign Currency Translation Reserve	Non-controlling Interests	Total
1 July 2015	523,197	5,365,815	150,000	730,544	-	6,769,556
Profit (loss) attributable to members of the Group	-	(1,260,211)	-	-	-	(1,260,209)
Share of net profit of associate accounted for using the equity method	-	(127,491)	-	-	-	(127,491)
Other comprehensive income/(loss) for the period	-	-	-	218,171	-	218,171
Total comprehensive income	523,197	3,978,113	150,000	948,715	-	5,600,025
31 December 2015	523,197	3,978,113	150,000	948,715	-	5,600,025

The accompanying notes form part of this financial report

Mission NewEnergy Ltd
Condensed Consolidated statement of cash flows
For the six months ended 31 December 2016
	Note	31.12.2016	31.12.2015
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		-	-
Payments to suppliers and employees		(837,056)	(1,284,237)
Interest received		5,668	18,233
Finance costs		-	-
Income tax paid		(523)	(54)
Net cash used in operating activities		(831,911)	(1,266,058)

CASH FLOWS FROM INVESTING ACTIVITIES
Amounts paid on settlement of for legal dispute		-	(4,040,886)
Amounts released from deposit for legal dispute		-	4,040,886
Retention released		1,056,870	-
Payable associated with retention settled		(1,056,870)	-
Net cash generated from investing activities		-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of borrowings		-	-
Net cash used in financing activities		-	-

NET INCREASE/(DECREASE) IN CASH HELD		(831,911)	(1,266,058)
Cash at beginning of the financial year		1,400,538	3,150,776
Effects of exchange rate fluctuations of cash held in foreign currencies		(19,934)	10,462
CASH AND CASH EQUIVALENTS AT END OF PERIOD		548,693	1,895,180
The accompanying notes form part of this financial report

Mission NewEnergy Ltd

Condensed notes to the consolidated interim financial statements
For the six months ended 31 December 2016

1. Nature of operations and general information
Mission New Energy Limited is a renewable energy company domiciled in Australia (ACN: 117 065 719) and:
●
listed on the ASX (MBT);
●
with an operation in Malaysia that has a 20% interest in a Joint Venture owning a 250,000 tpa (approx. 75 million gallon p.a.) biodiesel refinery,
●
that has entered a Heads of Agreement with the Aus Group of companies to undertake a Reverse Take Over to inject the Aus Group business operations into the listed entity. In addition the Mission Group will look to dispose of its interest in the abovementioned joint venture.

2. Basis of preparation

The interim consolidated financial report of the Company as at and for the six months ended 31 December 2016 comprises the Company and its subsidiaries (together referred to as the “Group”), and have been prepared in accordance with AASB 134 Interim Financial Reporting and the Corporations Act 2001.
The consolidated interim financial report does not include all of the information required for a full annual financial report, and should be read in conjunction with the consolidated annual financial report of the Group as at and for the year ended 30 June 2016. The consolidated annual financial report of the Group as at and for the year ended 30 June 2016 is available upon request from the Company’s registered office at Unit B9, 431 Roberts Road, Subiaco WA 6008 or at www.missionnewenergy.com.

This consolidated interim financial report was approved by the Board of Directors on the 28th February 2017.

Going concern
The Group realised a net operating loss for the period ended 31 December 2016 of $4,938,767 and incurred net cash outflows from operating activities of $831,911. At 31 December 2016 the Group had a current asset surplus of $358,137.
The ability of the Group to continue as a going concern is dependent on securing additional funding through the issue of further equity or debt, generating positive cash flows from existing or new operations, and/or realising cash through the sale of assets.
After disposing of its interests in the joint venture, the Group will have no operations or means of generating operating cash inflows.
These conditions indicate a material uncertainty that may cast a significant doubt about the Group’s ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.
Management believe there are sufficient funds to meet the Group’s working capital requirements as at the date of this report, and that there are reasonable grounds to believe that the Group will continue as a going concern because of a combination of the following reasons:
●
raising additional funding through debt and/or equity upon the successful Reverse Take Over as disclosed in Note 1;
●
generating positive cash flows from new operations upon a successful Reverse Take Over.
Should the Group not be able to continue as a going concern, it may be required to realise its assets and discharge its liabilities at amounts that differ from those stated in the financial statements. The financial report does not include any adjustment relating to the recoverability and classification of recorded assets or liabilities that might be necessary should the entity note continue as a going concern.
The financial statements have been prepared on a going concern basis.

3. Significant accounting policies
The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting.

Mission NewEnergy Ltd

4. Estimates
The preparation of interim financial reports requires the Board to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The Board evaluates estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the Group. Actual results may differ from these estimates.
Except as described below, in preparing this consolidated interim financial report, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial report as at and for the half year ended 31 December 2016. During the six months ended 31 December 2016 management reassessed its estimates in respect of:

a. Impairment of assets
The Group assesses impairment of assets at each reporting date by evaluating conditions specific to the Group that may lead to impairment. Where an impairment trigger exists, the recoverable amount of the asset is determined.

Investments in associates
Investments in associates are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Where a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less costs to sell’.
In assessing the carrying value of the investment, the following factors were considered by the Directors:
o
Mission does not hold a refining asset, however it holds a 20% share in the refining JV,
o
This refining JV is not a listed publically traded entity with a readily determinable share price, nor is there a ready market to sell the 20% holding,
o
Mission does not have the voting or management rights to force any actions on the JV company, (be that to commence refurbishment, sell the asset as a going concern or for sell for scrap value),
o
Should the JV company require further equity funding to undertake the refurbishment the group has insufficient current cash proceeds to protect its equity position and hence our shareholding position would likely be diluted.
Given that the Group has entered into this agreement in December 2016 which requires the sale of its 100% stake in M2 Capital, which owns the 20% stake in the JV company and the delays being experienced with the project, management has been unsuccessful to date in disposing of the investment. Accordingly the Directors have deemed it prudent to impair the carrying value of the investment to NIL. Should the Group manage to find a buyer for the 20% investment in the joint venture before the Reverse Take Over, an impairment reversal will be recognised in the financial records of the Group.

5. Other revenue
	31.12.2016	31.12.2015
Other revenue - interest	5,697	18,233
	5,697	18,233

Mission NewEnergy Ltd

6. Earnings per share
The calculation of the basic earnings per share is based on profits/(losses) attributable to ordinary shareholders divided by the weighted average number of shares in issue during the period.
The calculation of diluted earnings per share is based on the basic earnings/(loss) per share, adjusted to allow for the potential issue of shares, on the assumed conversion of all dilutive options and other dilutive potential ordinary shares.
Reconciliations of the earnings and weighted average number of shares used in the calculations are set out below.
	31.12.2016	31.12.2015
Profit/(loss) after tax and earnings attributable to ordinary share holders	(4,938,767)	(1,387,702)
Weighted average number of shares (used for basic earnings per share)	40,870,275	40,870,275
Diluted weighted average number of shares (used for diluted earnings per share)	40,870,275	40,870,275
Basic earnings per share – continuing operations - $	(0.12)	(0.03)
Diluted earnings per share – continuing operations - $	(0.12)	(0.03)
Basic earnings per share – attributable to ordinary equity holders - $	(0.12)	(0.03)
Diluted earnings per share – attributable to ordinary equity holders - $	(0.12)	(0.03)

Mission NewEnergy Ltd

7.
Share issues

During the six months to 31 December 2016, there were no new issues of ordinary shares.

	Numbers	A$ (net of issue costs)
30 June 2015	40,870,275	523,197
Share issue	-	-
30 June 2016	40,870,275	523,197
Share issue	-	-
31 December 2016	40,870,275	523,197

Mission NewEnergy Ltd
Condensed notes to the consolidated interim financial statements (contd.)
8. Segment report
For the six months ended 31 December 2016

	Corporate	Refining Operations	Consolidated
External sales	-	-	-
Other revenue	3,587	2,110	5,697
Total segment revenue	3,587	2,110	5,697
Segment result	(539,690)	(4,399,077)	(4,938,767)

Profit / (Loss) from ordinary activities before income tax (4,938,767)
Segment assets	499,383	94,022	593,405
Segment liabilities	(233,238)	-	(233,238)

Mission NewEnergy Ltd

For the six months ended 31 December 2015
	Corporate	Refining Operations	Consolidated
External sales	-	-	-
Other revenue	18,233	-	18,233
Total segment revenue	18,233	-	18,233
Segment result	(575,185)	(812,517)	(1,387,702)

Profit / (Loss) from ordinary activities before income tax (1,387,702)
Segment assets	1,875,640	5,333,421	7,209,061
Segment liabilities	(305,345)	(1,303,691)	(1,609,036)

Mission NewEnergy Ltd

The Managing Director/Group Chief Executive Officer is the Chief operating decision maker. The reportable segments presented are in line with the segmental information reported during the financial year to the Group Chief Executive Officer.
Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by a segment and consist principally of cash, receivables, and property, plant and equipment, net of allowances, provisions and accumulated depreciation and amortisation. Segment liabilities consist principally of payables, employee benefits, accrued expenses and borrowings. Segment assets and liabilities do not include deferred income taxes. Segments exclude discontinued operations.
There were no intersegment transfers
Business and Geographical Segments
The Group has two key business segments. The Group’s business segments are located in Malaysia with the Group’s head office located in Australia. The Biodiesel Refinery segment is located in Malaysia and is now deemed to be a discontinued operation.

9. Property, plant and equipment acquisitions and capital commitments

Acquisitions and disposals
During the six months ended 31 December 2016 the Group acquired assets with a cash cost of NIL (six months ended 31 December 2015: NIL).

Capital expenditure commitments
There are no capital commitments at 31 December 2016.

10. Investment in Associates
The Parent entity, Mission NewEnergy Ltd owns a 20% share in a Joint Venture Company called FGV Green Energy Sdn Bhd which owns a 250,000 tpa refinery. The refinery is currently under re-furbishment. This shareholding is held via a 100% owned subsidiary company, M2 Capital Sdn Bhd.

Mission NewEnergy Ltd

11. Non-current assets held for sale

In December 2016 the Group has entered into a transaction to acquire the assets and business operations of the Aus Group. This agreement requires the sale of the Investment into FGV GE, held via Missions 100% owned subsidiary, M2 Capital Sdn Bhd. Accordingly, this investment has been classified as a non current asset held for sale.
As discussed in Note 4, Estimates, the carrying value of the investment in associate has been written down to NIL. This asset was carried at cost less the groups 20% share of loss to date at 30 June 2016 to a value $3.6 million. Should the Group be able to realise value from a sale of the investment an impairment reversal will be recognised in the profit and loss if this occurs.
Accounting policy: Non-current assets held for sale Recognition Non-current assets held for sale are carried at the lower of cost or fair value less costs to sell.

12. Financial Liabilities

There were no loans or borrowings issued or repaid during the six months ended 31 December 2016.

Mission NewEnergy Ltd

13. Fair values of financial instruments

a)
Recurring fair value measurements
The group does not have any financial instruments that are subject to recurring or non-recurring fair value measurements.
b)
Fair value of financial instruments not carried at fair value
The following instruments are not carried at fair value in the statement of financial position. These had the following carrying amount and the fair values at 31 December 2016:

	Carrying Amount $	Fair Value $
Current Assets
Trade and other receivables	620	620

Current Liabilities
Trade and other payables	45,094	45,094
Due to their short term nature, the carrying amount of these current assets and current liabilities is assumed to approximate their fair value.
14. Contingent Assets and Liabilities
The Group is not aware of any contingent liabilities or contingent assets as at 31 December 2016.
15. Related parties
Key management personnel receive compensation in the form of short-term employee benefits, post-employment benefits and share-based payments.
Transactions between related parties are on normal commercial terms and conditions are no more favourable than those available to others parties, unless otherwise stated. During the six months ended 31 December 2016, the Company paid $7,008 rent to an entity owned by the Group Managing Director.
16. Dividend
No dividends have been paid or declared for payment during the six months ended 31 December 2016.
17. Subsequent Events
There have been no significant subsequent events up until the date of signing this financial report.

Mission NewEnergy Ltd
Directors’ declaration
In the opinion of the directors of Mission New Energy Limited:

1. The financial statements and notes set out on pages 7 to 23 are in accordance with the Corporations Act 2001 including:

(a) giving a true and fair view of the Group’s financial position as at 31 December 2016 and of its performance for the six month period ended on that date; and

(b) complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

2. There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated at Perth this 28th day of February 2017.
Signed in accordance with a resolution of the directors:

_________________________
Dato’ Nathan Mahalingam
Group Chief Executive Officer

Mission NewEnergy Ltd

Independent review report to the members of Mission NewEnergy Ltd

Tel: +61 8 6382 4600 Fax: +61 8 6382 4601 www.bdo.com.au	38 Station Street Subiaco, WA 6008 PO Box 700 West Perth WA 6872 Australia

INDEPENDENT AUDITOR’S REVIEW REPORT
To the members of Mission NewEnergy Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying condensed half-year financial report of Mission NewEnergy Limited, which comprises the condensed consolidated statement of financial position as at 31 December 2016, the condensed consolidated statement of profit or loss and other comprehensive income, the condensed consolidated statement of changes in equity and the condensed consolidated statement of cash flows for the half-year ended on that date, condensed notes comprising a statement of accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the half-year’s end or from time to time during the half-year.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation of the condensed half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the condensed half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the condensed half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the condensed half-year financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2016 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Mission NewEnergy Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of Mission NewEnergy Limited, would be in the same terms if given to the directors as at the time of this auditor’s review report.

BDO Audit (WA) Pty Ltd ABN 79 112 284 787 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit (WA) Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation, other than for the acts or omissions of financial services licensees.

Conclusion
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the condensed half-year financial report of Mission NewEnergy Limited is not in accordance with the Corporations Act 2001 including:
(a) giving a true and fair view of the consolidated entity’s financial position as at 31 December 2016 and of its performance for the half-year ended on that date; and
(b) complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

Emphasis of matter
Without modifying our opinion, we draw attention to Note 2 in the condensed half-year financial report, which indicates that the ability of the consolidated entity to continue as a going concern is dependent upon securing additional funding through the issue of debt and/or equity, and generating positive cash flows from existing or new operations. These conditions, along with other matters as set out in Note 2, indicate the existence of a material uncertainty that may cast significant doubt about the consolidated entity’s ability to continue as a going concern and therefore, the consolidated entity may be unable to realise its assets and discharge its liabilities in the normal course of business.

BDO Audit (WA) Pty Ltd

Wayne Basford
Director
Perth, 28 February 2017